Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Loan Facility of $37.45 Million and Other Financing Updates

April 14, 2020 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that the Company received a commitment letter from one of its existing lenders for a $37.45 million facility (the “New Facility”). The proceeds will be used to refinance the $24.45 million existing facility secured by the M/V Squireship and the M/V Leadership (the “Existing Facility”) and will be secured as well by currently unencumbered M/V Lordship.

Pursuant to the commitment letter, the earliest maturity date of the New Facility will be in December 2024 and the interest rate will be 3.5% plus LIBOR per annum. The approval is subject to completion of definitive documentation.

The incremental liquidity of approximately $12 million is expected to be used for the financing of the Company’s recently announced new vessel acquisitions.

Moreover, the Company is in advanced discussions for the financing of one of its previously announced vessel acquisitions, the M/V Flagship, through a $20.5 million leasing arrangement at competitive terms.

Stamatis Tsantanis, the Company’s Chairman and Chief Executive Officer stated:

“We are very pleased to announce the successful conclusion of the financing by one of our long-term lenders for the upsizing and extension of one of our existing facilities. The New Facility in combination with our advanced discussions with other current lenders of Seanergy represent a strong vote of confidence to our Company.

Regarding general market conditions, the current average of the 5-TC routes of the Capesize index is in excess of $26,000 per day, while the performance of the freight futures (FFA) points to a significantly improved earnings environment for the remainder of 2021.

We believe Seanergy is well-positioned to benefit substantially from improving market conditions.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of vessels which the Company has recently agreed to acquire, the Company's operating fleet will consist of 15 Capesize vessels with an average age of 11.9 years and aggregate cargo carrying capacity of approximately 2,642,463 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP” its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com